Mail Stop 6010

May 4, 2006

VIA U.S. MAIL AND FACSIMILE (574) 372-1790

Gregory D. Hartman
Chief Financial Officer
Biomet, Inc.
56 East Bell Drive
Warsaw, Indiana 46582

> **Re: Biomet, Inc.**
> **Form 10-K for the fiscal year ended May 31, 2005**
> **Filed August 10, 2005**
> **Form 8-K dated June 20, 2005**
> **File No. 001-15601**

Dear Mr. Hartman:

We have reviewed your response filed April 20, 2006 and related filings and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended May 31, 2005

Consolidated Financial Statements

Note C. Business Combinations, page 40

1.   We note your response to prior comment one in our letter dated February 13, 2006. We see that you allocated $26 million of your purchase price to in-process research and development expense (IPR&D) and that you do not believe this amount is material since it represents 9% of the purchase price and 5% of pre-tax net income. However, we see that IPR&D is presented as a separate line item in your statement of operations. Please provide us with an analysis to support your conclusion that the IPR&D is not material. Further, please clarify whether you will incur future costs relating to completion of these projects. Significant future costs would indicate that these items will continue to have a material impact on your operations.   For guidance on analyzing materiality, please refer to SAB 99. Alternatively, please revise your footnotes and MD&A in future filings to include the disclosures previously requested.

2.   We refer you to prior comment two in our letter dated February 13, 2006. We note that you allocated $169 million or 63% of the purchase price to goodwill. Since the amount allocated to goodwill is material, please revise future filings to include substantive disclosure of the factors that contributed to a purchase price that result in recognition of goodwill. Your statement that the primary factor that contributed to a significant amount of goodwill was a negotiated price between a willing seller and a willing buyer is not substantive. Rather, your discussion should focus on the aspects of Interpore's business that contributed to a purchase price in excess of tangible and intangible net assets acquired.   Refer to paragraph 51(b) of SFAS 141.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief